Exhibit 21 - Schedule of Subsidiaries

LOWE'S COMPANIES, INC. AND SUBSIDIARY COMPANIES

NAME AND DOING BUSINESS AS:	STATE OF INCORPORATION

Lowe's Home Centers, Inc.	North Carolina
LF, LLC	Delaware
Lowe's HIW, Inc.	Washington

Certain subsidiaries were omitted pursuant to Item 601(21)(ii) of Regulation S-K under the Securities and Exchange Act of 1934, as amended.